# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Yorkville Acquisition Corp., CIK 0002064658
CUSIP: G98659116
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: c/o Yorkville Acquisition Sponsor LLC, 1012 Springfield Avenue, Mountainside, New Jersey (NJ), 07092
Date of event which requires filing of this statement: 06/26/2025
Filed by CIK 0002074603
Persons authorized to receive notices and communications: Yorkville Acquisition Corp., c/o Yorkville Acquisition Sponsor LLC, 1012 Springfield Avenue, Mountainside, New Jersey (NJ), 07092, (201) 985-8300

## Reporting persons
- Yorkville Acquisition Sponsor LLC (CIK 0002074603): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 6,101,825; shared voting power 0; sole dispositive power 6,101,825; shared dispositive power 0; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- YA II PN, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,101,825; sole dispositive power 0; shared dispositive power 6,101,825; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- YA Global Investments II (U.S.), LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,101,825; sole dispositive power 0; shared dispositive power 6,101,825; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- Yorkville Advisors Global, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,101,825; sole dispositive power 0; shared dispositive power 6,101,825; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,101,825; sole dispositive power 0; shared dispositive power 6,101,825; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- YAII GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,101,825; sole dispositive power 0; shared dispositive power 6,101,825; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- YAII GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,101,825; sole dispositive power 0; shared dispositive power 6,101,825; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- Mark Angelo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,101,825; sole dispositive power 0; shared dispositive power 6,101,825; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.
- SC-Sigma Global Partners, LP: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,101,825; sole dispositive power 0; shared dispositive power 6,101,825; aggregate amount beneficially owned 6,101,825 (25.88% of the class)
  Comment: (1) Includes 351,825 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,750,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286569). The 351,825 Class A Ordinary Shares are included in the placement units (each unit consisting of one Class A Ordinary Share and one-third of one warrant , each whole warrant exercisable into one Class A Ordinary Share 30 days following the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Issuer and Yorkville Acquisition Sponsor LLC (the "Sponsor"). YA II PN, Ltd. ("YA II PN") is the sole managing member of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. YA II PN is beneficially owned by YA Global Investments II (U.S.), LP ("YA Feeder"), whose general partner is YAII GP, LP ("YA GP"). The general partner of YA GP is YAII GP II, LLC ("Yorkville GP"). Yorkville Advisors Global, LP ("Yorkville LP") serves as the investment manager to both YA II PN and SC-Sigma Global Partners, LP ("SC-Sigma"), an investor in YA II PN. Yorkville Advisors Global II, LLC ("Yorkville LLC") is the general partner of Yorkville LP. Mark Angelo, President and Managing Member of Yorkville LLC and a Director of the Issuer, makes all investment decisions for YA II PN. Each of the Reporting Persons may be considered affiliates and may be deemed to have beneficial ownership of the Class B Ordinary Shares held by the Sponsor. Each Reporting Person disclaims beneficial ownership of the reported shares except to the extent of any pecuniary interest therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Yorkville Acquisition Corp.
Address of issuer's principal executive offices: c/o Yorkville Acquisition Sponsor LLC, 1012 Springfield Avenue, Mountainside, New Jersey (NJ), 07092

## Item 2. Identity and Background
Name of person filing:
The names of the persons (the "Reporting Persons") filing this Schedule 13D are:

Yorkville Acquisition Sponsor LLC (the "Sponsor"), a Delaware limited liability company;

YA II PN, Ltd. ("YA II PN"), a Cayman Islands exempt company;

YA Global Investments II (U.S.), LP ("YA Feeder"), a Delaware limited partnership;

Yorkville Advisors Global, LP ("Yorkville LP"), a Delaware limited partnership;

Yorkville Advisors Global II, LLC ("Yorkville LLC"), a Delaware limited liability company;

YAII GP, LP ("YA GP"), a Delaware limited partnership;

YAII GP II, LLC ("Yorkville GP"), a Delaware limited liability company;

Mark Angelo, a citizen of the United States of America; and

SC-Sigma Global Partners, LP ("SC-Sigma"), a Delaware limited partnership.
Residence or business address: The address of the principal business and principal office of each Reporting Person is is 1012 Springfield Avenue, Mountainside, NJ 07092.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Each of the Reporting Persons, other than the Sponsor, is in the business of managing investments.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for the Reporting Persons' place of organization or citizenship, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $3,543,250. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the organization of the Issuer, on March 5, 2025, 5,750,000 Class B Ordinary Shares (the "Founder Shares") were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of March 5, 2025, by and between the Sponsor and the Issuer (the "Securities Subscription Agreement"), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On June 30, 2025, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 351,825 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of June 26, 2025, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one-third of a warrant, with each whole warrant exercisable into one Class A ordinary share at an exercise price of $11.50, subject to adjustment, commencing 30 days following the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated June 26, 2025). The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 23,581,250 Ordinary Shares outstanding as of June 30, 2025, including (i) 229,425 Class A Ordinary Shares, (ii) 17,250,000 Class A Ordinary Shares underlying the Units issued in the IPO, (iii) 351,825 Class A Ordinary Shares underlying the Placement Units and (iv) 5,750,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares. The Reporting Persons beneficially own 6,101,825 Ordinary Shares, representing approximately 25.88% issued and outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 23,581,250 Ordinary Shares outstanding as of June 30, 2025, including (i) 229,425 Class A Ordinary Shares, (ii) 17,250,000 Class A Ordinary Shares underlying the Units issued in the IPO, (iii) 351,825 Class A Ordinary Shares underlying the placement units and (iv) 5,750,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares. The Reporting Persons beneficially own 6,101,825 Ordinary Shares, representing approximately 25.88% issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on March 5, 2025, 5,750,000 Class B Ordinary Shares (the "Founder Shares") were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of March 5, 2025, by and between the Sponsor and the Issuer (the "Securities Subscription Agreement").

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on April 16, 2025 (and is incorporated by reference herein as Exhibit 10.1). In March 2025, the Issuer effected share capitalizations resulting in the Sponsor holding an aggregate of 5,750,000 Founder Shares.

Placement Units Purchase Agreement between the Issuer and Sponsor

On June 26, 2025, simultaneously with the consummation of the IPO, the Sponsor purchased 351,825 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock-up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Letter Agreement (as defined below).

The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 30, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Letter Agreement by and among the Issuer, the Issuer's officers and directors, and the Sponsor

On June 26, 2025, in connection with the IPO, the Issuer, the Sponsor, Mr. Angelo and certain other parties thereto entered into a letter agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Sponsor and Mr. Angelo agreed (A) to vote their Founder Shares and any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (the "Charter") (i) that would modify the substance or timing of the Issuer's obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares it does not complete our initial business combination within the completion window or (ii) with respect to the other material provisions relating to the rights of holders of Class A Ordinary Shares or pre-business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of amounts withdrawn to pay the Issuer's taxes, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer upon the failure of the Issuer to consummate an initial business combination within the time period set forth in the Charter, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, by any target business with which the Issuer has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, or any taxing authority, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.05 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of amounts withdrawn to pay income taxes and up to $100,000 to pay liquidation and dissolution expenses; provided that such indemnity shall not apply if such vendor or prospective target business executes a waiver of any and all rights to the monies held in the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on June 30, 2025 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement by and among the Issuer and the Sponsor

On June 26, 2025, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on June 30, 2025 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Subscription Agreement, dated as of March 5, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on April 16, 2025).

Exhibit 10.2 - Private Placement Units Purchase Agreement, dated as of June 26, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 30, 2025).

Exhibit - 10.3 Letter Agreement, dated as of June 26, 2025, by and among the Issuer, the Issuer's officers and directors, and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 30, 2025).

Exhibit - 10.4 Registration Rights Agreement, dated as of June 26, 2025, by and among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 30, 2025).

Exhibit - 99.1 Joint Filing Agreement, July 3, 2025.

## Signatures
- Yorkville Acquisition Sponsor LLC: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (07/03/2025)
- YA II PN, Ltd.: /s/ David Gonzalez, David Gonzalez, General Counsel (07/03/2025)
- YA Global Investments II (U.S.), LP: /s/ David Gonzalez, David Gonzalez, General Counsel (07/03/2025)
- Yorkville Advisors Global, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (07/03/2025)
- Yorkville Advisors Global II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (07/03/2025)
- YAII GP, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (07/03/2025)
- YAII GP II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (07/03/2025)
- Mark Angelo: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (07/03/2025)
- SC-Sigma Global Partners, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (07/03/2025)